Exhibit 99.2

THIS AGREEMENT IS MADE THIS 6TH DAY F MAY 2024

BETWEEN

CELLSAFE INTERNATIONAL SDN BHD (IN LIQUIDATION)

(REGISTRATION NO. 200601028503 (748259-P)

(“VENDOR”)

AND

IPSC DEPOSITORY SDN BHD

(REGISTRATION NO. 201901022718 (1332047-T))

(“PURCHASER”)

MASTER AGREEMENT

This MASTER AGREEMENT is made this 06 day of May 2024

BETWEEN:

(1)	CELLSAFE INTERNATIONAL SDN BHD (IN LIQUIDATION) (Registration No. 200601028503 (748259-P)) having its address at c/o Suite 8-17-2, 17th Floor, Menara Mutiara Bangsar, Jalan Liku Off Jalan Riong, 59100 Kuala Lumpur (hereinafter called “the Vendor”).

AND

(2)	IPSC DEPOSITORY SDN BHD (Registration No. 201901022718 (1332047-T)) having its business address at No. 12, Jalan Permas 9/16, Bandar Baru Permas Jaya, 81750, Johor Bahru, Johor (hereinafter called “the Purchase”).

WHEREAS:

A.	The Vendor was wound up pursuant to an Order For Winding-Up By The Court dated 30.5.2023 and is acting through its court appointed liquidator (*****).

B.	The Vendor prior to its winding-up was in the business of providing processing, freezing and cryogenic storage services for the preservation of stem cells (“hereinafter referred to as “Services”). The Services were carried out by the Vendor at a facility center situated at 1-16 & 1-17, Bangunan Perdagangan D7, 800, Jalan Sentul, 51000 Kuala Lumpur (hereinafter referred to as “Facility Center”).

C.	At present and based on the available records of the Vendor, the Vendor has (*****) clients (“Clients”) who have respectively entered into an agreement known as ‘Cellsafe Services Agreement’ with the Vendor (prior to its winding-up) and under which the Vendor will provide the Services and such other services as stated in the respective Cellsafe Services Agreement, for fees/charges payable by the respective Clients.

D.	The Vendor has also been issued with a licence (Licence No. 931401-00008-07/2021) under the Private Healthcare Facilities and Services Act 1998 to operate or provide private healthcare facilities or services. The said licence which was issued on 8.10.2021 for a duration of 2 years had expired on 28.10.2023. Steps have since been taken by the Vendor (through the Liquidator) towards the renewal of the said licence and the application/renewal of the said license is pending approval/issuance by the Ministry of Health, Malaysia.

E.	The Purchaser is in the business of research and development on biotechnology.

F.	The Vendor in being desirous of selling its business Assets (as defined herein) and the Purchaser in being desirous of purchasing the said Assets have agreed to enter into this Master Agreement upon the terms and conditions hereinafter contained.

IT IS AGREED as follows:-

1.	Interpretation

1.1	In this Agreement the following expressions have the following meanings unless inconsistent with the context:

“Assets” means the business assets of the Vendor to be sold to the Purchaser pursuant to Clause 2.1 of this Agreement and as better particularized in Schedule 1 and Schedule 2 (List of Items/Machineries) of this Agreement. “Asset” means any one of the Assets.

“Business” means the business of providing the Services and carried out by the Vendor at the Facility Center.

“Business Day” means a day (excluding Saturday, Sunday and public holiday) on which commercial banks are open for business in West Malaysia.

“Business Records” means all records, documents and materials (excluding any audited accounts of the Vendor) which relate to the Business or any of the Assets, including but not limited to the personal data, particulars and records of Clients which are made available to the Purchaser, particulars of suppliers, catalogues, sales literature, publicity materials of the Business and all other documents relating to the Business as the Purchaser may reasonably require to enable it to carry on the same but excluding any which relate exclusively to any asset of the Vendor which is excluded from the sale contemplated by this Agreement.

“Client(s)” means the existing client(s) or customer(s) of the Vendor who entered into an agreement known as ‘Cellsafe Services Agreement’ with the Vendor prior to its winding-up and under which the Vendor would provide the Services and such other services as stated in the respective ‘Cellsafe Services Agreement’, for fees/charges payable by the respective Client(s).

“Completion” means the performance by the Parties of their respective obligations set out in Clause 2 and 3 of this Agreement.

“Completion Date” means the date on which the total purchase price of (*****) mentioned in Clause 3.1 hereof (including any interest, if applicable) in received in full by the Vendor.

“Confidential Information” means all information and records wherever located (including the personal data, particulars and records of Clients which are made available to the Purchaser, accounts, business plans and financial forecasts, correspondence, designs, drawings, manuals, specifications, sales and supplier information, technical or commercial expertise, software, formulae, processes, trade secrets, methods and knowledge) and which (either in their entirety or in the precise configuration or assembly of their components) are not publicly available and in each case whether or not recorded.

“Consideration” means the purchase consideration for the Assets referred to in Clause 3 and to be satisfied in the manner set out in Clause 3.3.

“Encumbrances” means all encumbrances, charges, mortgages, assignments, title retention, trust arrangements, agreements, options, caveats (private, trust, lien and/or registrar), liens, prohibitory orders, easements, equities and/or claims whatsoever.

“Encumbrance” means any of the Encumbrances.

“Equipment” means all of the moveable and immovable equipment (including the equipment or storage tank for storage of stem cells, office furniture and fittings, computers and related equipment) used by the Vendor up till the Takeover Date.

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“Facility Center” refers to the facility center situated at 1-16 & 1-17, Bangunan Perdagangan D7, 800, Jalan Sentul, 51000 Kuala Lumpur and which forms part of the immovable Assets of Vendor which will be purchased by the Purchaser.

“Licence” means the requisite licence under the Private Healthcare Facilities and Services Act 1998 to operate or provide private healthcare facilities or services and to carry out the Services at the Facility Center.

“Parties” means the Vendor and the Purchaser and “Party” shall mean either of them.

“Purchaser” refers to IPSC Depository Sdn Bhd (Registration No. 201901022718 (1332047-T)), and includes its duly appointed nominee.

“Purchaser’s Services” means the similar Services (defined below) carried out by the Vendor in providing processing, freezing and cryogenic storage services for the preservation of stem cells and as described in the “Cellsafe Services Agreement” between the Vendor and its Clients(s)

“Services” refers to the business of the Vendor in providing processing, freezing and cryogenic storage services for the preservation of stem cells and as described in the ‘Cellsafe Services Agreement’ between the Vendor and its Client(s).

“Takeover Date” means one (1) month from the date of this Agreement (subject to the transfer of the Licence in the name of the Purchaser) and on which date, the Purchaser will be given access to the Facility Center and will takeover the management and operations of the Business at the Facility Center.

“Vendor” refers to Cellsafe International Sdn Bhd (In Liquidation) (Registration No. 200601028503 (748259-P)).

1.2	Words importing the singular include the plural and vice-versa, words importing a gender include every gender and references to persons include bodies corporate and unincorporate.

1.3	References to Recitals, Clauses, Schedules and Appendices are to recitals and clauses in and schedules and appendices to this Agreement (if any). The headings to the Clauses, Schedules and Appendices do not affect the interpretation of this Agreement.

1.4	A reference to a statute or guideline or directive, or any provision of a statute, guideline or directive, include any modification, extension, re-enactment or replacement thereof in force at a particular time and in respect of a statute includes all regulations, rules, orders, directives, notices and other instruments then in force and made under that statute.

1.5	A reference to a date or time is a reference to a date or time in Malaysia.

1.6	A period which would otherwise end on a day which is not a Business Day or any event that is to otherwise occur on a day which is not a Business Day shall end or occur, as the case may be, on the next Business Day.

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1.7	No rule of construction applies to the disadvantage of a Party because that Party or its solicitor prepared this Agreement or any part of it.

2.	Sale and Purchase

2.1	Subject to the provisions of this Agreement, the Vendor shall sell and the Purchaser shall purchase free from all Encumbrances (other than those expressly contemplated by this Agreement) the Assets of the Vendor as particularized in Schedule 1 and Schedule 2 of this Agreement.

2.2	The Vendor covenants with the Purchaser that:

2.2.1	the Vendor shall at its own cost do everything possible to give the Purchaser full and unrestricted legal and beneficial ownership to each of the Assets;

2.2.2	the Assets shall be sold and transferred free from Encumbrances (other than those expressly contemplated by this Agreement);

2.2.3	the Vendor will upon the execution of this Agreement use its best endeavors to inform its Clients (including such other necessary parties) on the sale of the Assets to the Purchaser.

2.3	The Purchaser shall deliver to the Vendor, within thirty (30) days upon the execution of this Agreement, a certified copy of the resolution of its board of directors approving the acquisition of the Assets on the terms and conditions contained herein and the execution of this Agreement.

2.4	The Purchaser acknowledges and warrants that prior to and in entering into this Agreement, the Purchaser has carried out the necessary due diligence and has inspected the Assets of the Vendor mentioned in Clause 2.1 above (and as particularized in Schedule 1 and Schedule 2 hereof) and has agreed to purchase the Assets of the Vendor on an ‘as is where is basis’.

2.5	The Purchaser further acknowledges that, except as expressly set forth in this Agreement, neither the Vendor or its Liquidator has made nor makes any warranty or representation regarding the Assets including on the condition, fitness or integrity of the stem cells which are stored at the Facility Center and on the reliability or condition or fitness of any of the Assets which will be purchased by the Purchaser.

3.	Purchase Price

3.1	In consideration of the sum of (*****) (hereinafter referred to as the “ Earnest Deposit”) paid by the Purchaser to the Vendor before the execution of this Agreement and the receipt of which the Vendor hereby acknowledges and which sum shall form part of the purchase price payable by the Purchaser to the Vendor (as set out in Clause 3.3 below), the Vendor hereby agrees to sell and the Purchaser agrees to purchase the Assets of the Vendor (*****) on an “as is where is basis” and upon the terms and conditions hereinafter contained.

3.2	The Earnest Deposit (*****) paid by the Purchaser to the Vendor before the execution of this Agreement shall be refunded in full without interest to the Purchaser within seven (7) working days, upon the occurrence of the following events:-

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i.	Rejection of the application for the renewal of the Licence (Licence No. 931401-00008-07/2021), resulting the non-renewal of the said Licence; and/or

ii.	The said Licence, despite being successfully renewed, cannot be transferred to the Purchaser or its nominee.

And subject to the Purchaser having informed the Vendor in writing, on the occurrence of such an event(s).

Payment of Purchase Price

3.3	The Purchaser shall pay the balance purchase (*****) to the Vendor in the following manner:-

i.	(*****) being the purchase price for the movable Assets of the Vendor (as particularized in Schedule 1 and Schedule 2 hereof) shall be deposited with the Purchaser’s Stakeholder Solicitors upon the execution of this Agreement and thereafter released to the Vendor latest on or by the Takeover Date.

ii.	(*****) being (*****) of the total purchase price for the immovable Assets of the Vendor (as particularized in Schedule 1 hereof (*****) shall be paid upon the Purchaser’s execution of this Agreement and shall be treated as a deposit for the purchase of the said immovable Assets of the Vendor. The Vendor and Purchaser shall within one (1) month from the date of execution of this Agreement, execute the relevant sale and purchase agreements pertaining to the sale of the said immovable Assets of the Vendor based on such terms and conditions to be mutually agreed upon between parties. For the avoidance of doubt, after the Takeover Date, this sum of (*****) together with the (*****) Earnest Deposit previously paid by the Purchaser as mentioned in Clause 3.1 above shall be treated as the earnest deposit towards the purchase of the said immovable Assets of the Vendor.

iii.	The balance purchase price of (*****) For the purchase of the said immovable Assets of the Vendor shall be paid within three (3) months from the date of the respective sale and purchase agreements.

iv.	In the event the Purchaser is unable to pay the said balance purchase price of (*****) towards the purchase of the immovable Assets of the Vendor within three (3) months from the date of the respective sale and purchase agreements, the Vendor may upon receipt of a written request from the Purchaser made before the expiry of the said three (3) month period, grant the Purchaser a further extension of one (1) month to pay the balance purchase price of (*****) subject however to the Purchaser paying to the Vendor interest due to late payment (“Interest”) at the rate of eight per centum (8%) per annum calculated on a daily basis on the remaining balance purchase price for the immovable Assets of the Vendor. Any further extension of time requested by the Vendor may be granted by the Vendor at its sole and absolute discretion.

4.	Takeover Date and Completion

4.1	Title to and beneficial ownership of the movable Assets (where applicable) shall be deemed delivered to the Purchaser upon Completion.

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4.2	Upon Completion, any movable Assets pending any necessary legal transfer or assignment shall be held by the Vendor on trust for the Purchaser absolutely.

4.3	Completion shall take place at the Purchaser’s office (or such other place as the Parties may agree).

4.4	As from the Takeover Date, the Purchaser agrees, covenants and warrants that it shall:-

4.4.1	carry out the Purchaser’s Services at the Facility Center in a professional and business-like manner.

4.4.2	act in the best interest of the Vendor and not allow its interests to conflict with the duties and obligations that it owes to the Vendor.

4.4.3	act towards the Vendor in good faith; and exercise all due care, diligence, efficiency in carrying out the Purchaser’s Services and in its dealings with Clients.

4.4.4	make no representations, warranties or commitments binding the Vendor without the Vendor’s prior consent and shall not execute any agreement on behalf of the Vendor nor hold himself out as having such authority.

4.4.5	promptly inform the Vendor of any requirements, conditions, factors, causes, complaints and all matters which would or is likely to affect the Vendor’s interest and rights.

4.5	The Purchaser further agrees and accepts that from the Takeover Date, the Vendor shall not be liable for any act, breach or default arising or pertaining to the provision of the Purchaser’s Services by the Purchaser nor shall the Vendor be liable in any manner whatsoever for any and all liability, claims, demands or requirements imposed by law arising from the carrying out the Purchaser’s Services at the Facility Center.

4.6	The Purchaser further acknowledges and accepts that the Business Records and Confidential Information (or any part thereof) and in particular the personal data of Clients which are delivered to the Purchaser by the Vendor pursuant to or in contemplation of entering into this Agreement, is done in the interest of the public, towards protecting the vital interests of the Clients and towards the Purchaser carrying out the Purchaser’s Services on behalf of the Vendor and in its capacity as a service provider, pending Completion. The Purchaser shall upon the execution of this Agreement endeavor to contact the Clients towards entering into a formal agreement with the Clients for the provision of the Purchaser’s Services and/or take all necessary steps towards fulfilling the objectives and intents of this Agreement.

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5.	Post-Completion Matters and Further Assurances

5.1	The Vendor shall, if requested by the Purchaser and if practicable, provide all such reasonable assistance to the Purchaser after the Takeover Date as may help the Purchaser to resolve any disputes arising with any Clients or customers or suppliers of the Business who were Clients or customers or suppliers of the Business before the Takeover Date if such a dispute arises from or is due to any act on the part of the Vendor prior to the Takeover Date.

5.2	The Vendor shall execute or, so far as it is able to, procure that any relevant third party shall execute all such documents and do , so far as it is able, procure the doing of such acts and things as the Purchaser shall before Completion require to give effect to this Agreement and any documents entered into under it and to give to the Purchaser the full benefit of all the provisions herein.

6.	Apportionments

6.1	All outgoings relating to or payable in respect of the Services and the Facility Center up to the Takeover Date, including any outgoings which are outstanding, shall be borne by the Purchaser.

6.2	As from the Takeover Date, all outgoings relating to or payable in respect of the Purchaser’s Services and the Facility Center shall be borne by the Purchaser.

6.3	All payments receivable in respect of the Business and the Facility Center up to the Takeover Date shall belong to the Vendor and as from the Takeover Date, such payments receivable in respect of the Purchaser’s Services and the Facility Center shall belong to the Purchaser. These outgoings and payments receivable shall, if necessary, be apportioned accordingly.

6.4	Payment of any amount apportioned shall be made within ten (10) days after being notified in writing.

7.	Default By Purchaser And Determination Of Agreement

7.1	If the Purchaser :-

(a)	fails to pay the Purchase Price or any part thereof in accordance with this Agreement; or

(b)	fails to pay any sum or sums payable under this Agreement within the time stipulated herein; or

(c)	commits any breach of the terms or conditions contained in this Agreement or fails to perform or observe all or any of the Purchaser’s covenants herein contained; or

(d)	before payment in full of the Purchase Price is wound up or in the process of winding up or enters into any composition or arrangement with its creditors;the Vendor may without prejudice to any other rights in law and without prior notice to the Purchaser in its absolute discretion be entitled to terminate this Agreement and in such event:-

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(i)	all deposits paid (including any earnest deposit) together with the interest, if any shall be forfeited by the Vendor and any remaining sum paid by the Purchaser shall be refunded by the Vendor within fourteen (14) days from the date of termination and the Purchaser shall thereafter return to the Vendor all documents delivered to or deposited with the Purchaser (if any);

(ii)	the Licence, if renewed and transferred to the Purchaser pursuant to the terms of this Agreement, shall be re-transferred by the Purchaser to the Vendor at the Purchaser’s own costs with steps taken forthwith by the Purchaser to effect the re- transfer.

whereupon this Agreement shall be null and void and the parties hereto shall have no further claims against each other and the Vendor shall be entitled to deal with the Business as it deems fit.

8.	Notices and Communication

8.1	Any notice or communication to be given under this Agreement shall be in writing and may be given or sent by hand or prepaid registered post or courier service or facsimile transmission to the addressee at its address or facsimile transmission number set out below or to such other address or facsimile transmission number as a Party may give written notice of to the other:

For the Vendor:

Address	: c/o Suite 8-17-2, 17th Floor, Menara Mutiara Bangsar, Jalan Liku Off Jalan Riong, 59100 Kuala Lumpur.
Attention	: (*****)
Telephone No	: (*****)
Facsimile No.	: (*****)
E-Mail address	: (*****)

For the Purchaser:

Address	: No. 12 Jalan Permas 9/16, Bandar Baru Permas Jaya, 81750 Johor Bahru, Johor
Attention	: (*****)
Telephone No.	: (*****)
Facsimile No.	:
E-Mail address	: (*****)

8.2	Any notice or communication shall be deemed to have been duly served upon and received by the addressee:

8.2.1	if delivered by hand or courier service, at the time of delivery;

8.2.2	if sent by prepaid registered post, at the expiration of four (4) Business Days after posting; and

8.2.3	if sent by facsimile transmission, at the time of transmission provided that a confirmatory copy is sent by hand or prepaid registered post or courier service by the end of the next Business Day.

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9.	Confidentiality

9.1	Subject to Clauses 9.2 and 9.3 hereof, this Agreement and all matters pertaining hereto in particular the Business Records and Confidential Information (as defined above) shall be considered a confidential matter and such matters shall not be disclosed to any third party without prior mutual agreement of the Parties or unless expressly allowed under this Agreement.

9.2	The confidentiality obligation contained in this Clause 9 shall not apply to information which:

(i)	the Parties lawfully receive from third parties;

(ii)	has been lawfully or subsequently becomes generally available in public domain other than as a result of a prohibited disclosure by the Parties or their respective professional advisers;

(iii)	is already within the knowledge of the receiving Party or was in their possession at the time of disclosure of the information; or

(iv)	if required by law.

9.3	Notwithstanding Clause 9.1 above, each Party may disclose such confidential information to its directors, officers, employees, financial institutions and professional advisers provided that it is on a need to know basis and that such person agrees to maintain the confidentiality obligations under this Agreement.

9.4	The obligations under this clause shall survive the termination, expiry or conclusion of this Agreement.

10.	Miscellaneous

10.1	Time of the Essence

Time wherever mentioned is of the essence of this Agreement.

10.2	Amendments

No amendment of this Agreement shall be effective unless made in writing and signed or confirmed in writing by the Parties.

10.3	Assignment

No Party may assign its rights or obligations herein without the prior written consent of the others.

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10.4	Successors-in-title

This Agreement shall be binding upon and enure for the benefit of each Party’s successors-in-title, personal representatives and permitted assigns.

10.5	Rights and Remedies

The rights and remedies provided in this Agreement are cumulative and not exclusive of any rights and remedies provided by law. No failure or delay by a Party to exercise any such right or remedy shall operate as a waiver or variation of that right or remedy. Any defective or partial exercise of a right or remedy shall not preclude any further or other exercise thereof or the exercise of any other right or remedy.

10.6	Knowledge and Acquiescence

Knowledge or acquiescence by a Party of any breach of any provision herein shall not operate as a waiver of that provision. Notwithstanding such knowledge or acquiescence, a Party is entitled to exercise its rights under this Agreement and to require strict performance by the other of the terms and conditions herein.

10.7	Illegality

If any provision in this Agreement is illegal, invalid or unenforceable, that provision shall be ineffective to the extent of such illegality, invalidity or unenforceability, without invalidating the remaining provisions herein.

10.8	Governing Law and Jurisdiction

10.8.1	This Agreement is governed by and construed in accordance with the laws of Malaysia.

10.8.2	Each Party irrevocably submits to the exclusive jurisdiction of the Courts of Malaysia.

10.9	Costs

The stamp duty payable on this Agreement and on the transfer forms (if any) executed in accordance with this Agreement shall be borne by the Purchaser. Save as otherwise provided in this Agreement, each Party shall bear its own legal and other costs incurred in connection with the negotiation, preparation or completion of this Agreement.

10.10	Force Majeure

No Party shall be liable to the other Party for non-performance or delay in performance of any of its obligations under this Agreement resulting from any act of God, flood, fire, war, riot, civil commotion, natural catastrophe, strike, act of government, change of law, or any supervening event of whatsoever nature beyond the reasonable control of the Parties. The Party claiming force majeure shall make every reasonable effort to remove the obstacle and to resume performance at the earliest practicable time.

10.11	Mutual Intentions

The Parties recognise and accept that it is impracticable to provide herein for all contingencies that may arise in the performance of the terms and conditions of this Agreement. The Parties hereby declare it to be their mutual intention that in all cases not specifically mentioned herein, they shall use their best endeavours to ensure that any contingencies are dealt with fairly and equitably between themselves.

[The rest of this page is intentionally left blank]

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IN WITNESS WHEREOF the Parties have executed this Agreement on the date first above written.

THE VENDOR

Signed by, for and on behalf of )
CELLSAFE INTERNATIONAL )
SDN BHD (IN LIQUIDATION))
(Registration No. 200601028503)
(748259-P)))
in the presence of:	(*****)
LIQUIDATOR

(*****)
Advocate & Solicitor
Kuala Lumpur

THE PURCHASER

Signed by, for and on behalf of	)
)
in the presence of:		TAN YOONG YING
(*****)

CHOO CHEE KONG
(*****)

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Schedule 1

Movable Assets of the Vendor

No.	List of movable Assets	Purchase Price (RM)
1.	(*****)	(*****)
2.	(*****)
3.	(*****)
Total:

Immovable Assets of the Vendor

No.	Unit No.	Address	Purchase Price (RM)
1	1 - 16	Bangunan Perdagangan D7, Jalan Sentul, Kuala Lumpur held under Geran 65872, Lot 284, Seksyen 84, Bandar Kuala Lumpur, Wilayah Persekutuan Kuala Lumpur.
2	1 - 17
Total			(*****)

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Schedule 2

(List of Items/Machineries)

Purchaser will conduct due diligence

CELLSAFE INTERNATIONAL SDN BHD (748259-P)
Lab Equipment List (1-1510) as at 31/05/23

No.	Date	Description	Qty

1	(*****)	(*****)	(*****)
2	(*****)	(*****)	(*****)
3	(*****)	(*****)	(*****)
4	(*****)	(*****)	(*****)
5	(*****)	(*****)	(*****)
6	(*****)	(*****)	(*****)
7	(*****)	(*****)	(*****)
8	(*****)	(*****)	(*****)
9	(*****)	(*****)	(*****)
10	(*****)	(*****)	(*****)
11	(*****)	(*****)	(*****)
12	(*****)	(*****)	(*****)
13	(*****)	(*****)	(*****)
14	(*****)	(*****)	(*****)
15	(*****)	(*****)	(*****)
16	(*****)	(*****)	(*****)
17	(*****)	(*****)	(*****)
18	(*****)	(*****)	(*****)
19	(*****)	(*****)	(*****)
20	(*****)	(*****)	(*****)
21	(*****)	(*****)	(*****)
22	(*****)	(*****)	(*****)
23	(*****)	(*****)	(*****)
24	(*****)	(*****)	(*****)
25	(*****)	(*****)	(*****)
26	(*****)	(*****)	(*****)
27	(*****)	(*****)	(*****)
28	(*****)	(*****)	(*****)
29	(*****)	(*****)	(*****)
30	(*****)	(*****)	(*****)
31	(*****)	(*****)	(*****)
32	(*****)	(*****)	(*****)
33	(*****)	(*****)	(*****)
34	(*****)	(*****)	(*****)
35	(*****)	(*****)	(*****)
36	(*****)	(*****)	(*****)
37	(*****)	(*****)	(*****)

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No.	Date	Description	Qty

38	(*****)	(*****)	(*****)
39	(*****)	(*****)	(*****)
40	(*****)	(*****)	(*****)
41	(*****)	(*****)	(*****)
42	(*****)	(*****)	(*****)
43	(*****)	(*****)	(*****)
44	(*****)	(*****)	(*****)
45	(*****)	(*****)	(*****)
46	(*****)	(*****)	(*****)
47	(*****)	(*****)	(*****)
48	(*****)	(*****)	(*****)
49	(*****)	(*****)	(*****)
50	(*****)	(*****)	(*****)
51	(*****)	(*****)	(*****)
52	(*****)	(*****)	(*****)
53	(*****)	(*****)	(*****)
54	(*****)	(*****)	(*****)
55	(*****)	(*****)	(*****)
56	(*****)	(*****)	(*****)
57	(*****)	(*****)	(*****)
58	(*****)	(*****)	(*****)
59	(*****)	(*****)	(*****)
60	(*****)	(*****)	(*****)
61	(*****)	(*****)	(*****)
62	(*****)	(*****)	(*****)
63	(*****)	(*****)	(*****)
64	(*****)	(*****)	(*****)
65	(*****)	(*****)	(*****)
66	(*****)	(*****)	(*****)
67	(*****)	(*****)	(*****)
68	(*****)	(*****)	(*****)
69	(*****)	(*****)	(*****)
70	(*****)	(*****)	(*****)
71	(*****)	(*****)	(*****)
72	(*****)	(*****)	(*****)
73	(*****)	(*****)	(*****)
74	(*****)	(*****)	(*****)
75	(*****)	(*****)	(*****)
76	(*****)	(*****)	(*****)
77	(*****)	(*****)	(*****)
78	(*****)	(*****)	(*****)
79	(*****)	(*****)	(*****)
80	(*****)	(*****)	(*****)
81	(*****)	(*****)	(*****)

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No.	Date	Description	Qty

82	(*****)	(*****)	(*****)
83	(*****)	(*****)	(*****)
84	(*****)	(*****)	(*****)
85	(*****)	(*****)	(*****)
86	(*****)	(*****)	(*****)
87	(*****)	(*****)	(*****)
88	(*****)	(*****)	(*****)
89	(*****)	(*****)	(*****)
90	(*****)	(*****)	(*****)
91	(*****)	(*****)	(*****)
92	(*****)	(*****)	(*****)
93	(*****)	(*****)	(*****)
94	(*****)	(*****)	(*****)
95	(*****)	(*****)	(*****)
96	(*****)	(*****)	(*****)
97	(*****)	(*****)	(*****)
98	(*****)	(*****)	(*****)
99	(*****)	(*****)	(*****)
100	(*****)	(*****)	(*****)
101	(*****)	(*****)	(*****)
102	(*****)	(*****)	(*****)
103	(*****)	(*****)	(*****)

[16]